EXHIBIT 99.1

NEWS RELEASE

South Bow Files 2025 Annual Disclosure Documents

CALGARY, Alberta, March 13, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow) filed its 2025 annual disclosure documents on March 13, 2026.

South Bow's audited consolidated financial statements and notes, management's discussion and analysis, and annual information form as at and for the year ended Dec. 31, 2025, are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission at www.sec.gov.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information
Investor Relations Martha Wilmot investor.relations@southbow.com	Media Relations Solomiya Lyaskovska communications@southbow.com